October 1, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Par Pharmaceutical Companies, Inc. (the “Company”)

(Commission File No. 001-10827)

Form 10-K for the fiscal year ended December 31, 2007

filed on February 29, 2008

Dear Mr. Rosenberg and Ms. Hartz,

Reference is hereby made to the comment letter of Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Staff of the Division of Corporation Finance (“the Staff”), of the Securities and Exchange Commission (“the Commission”), dated September 17, 2008 (the “Comment Letter”).

We have reviewed the Staff’s comments and hereby respectfully request that the Staff review and consider the Company’s explanation and response to the Comment Letter contained herein.  The Staff’s comments contained in the Comment Letter are reproduced below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations / Critical Accounting Policies and Significant Judgments and Estimates / Revenue, page 50.

1.

When there are multiple factors that contribute to the change in the prior period estimates, please expand your proposed disclosure to quantify each factor.  In addition, please revise your disclosure to clarify how the loss of customers resulted in an increase in product returns.  It would appear that this would impact future sales but not prior period sales.

Company’s Response:

In response to the Staff’s comments, the Company will enhance its disclosure of Risk Factors and Critical Accounting Policies and Use of Estimates beginning with our Form 10-K for the annual period ended December 31, 2008, and its disclosure in the Notes to Consolidated Financial Statements beginning with our Form 10-Q for the quarterly period ended September 27, 2008, by adding a phrase that further links pricing dynamics to the risk of greater sales returns.  We have illustrated this proposed disclosure as Appendix A (Risk Factors) and B (Notes to Consolidated Financial Statements and MD&A) to this letter.  The draft of the proposed disclosure utilizes the December 31, 2007 Risk Factors, MD&A, and Notes to Consolidated Financial Statements for example purposes (previously provided disclosures that address the pricing dynamic are marked in bold and changes to previously provided disclosures are marked in underline to facilitate the Staff’s review).

In addition, the Company will quantify each of the factors that contributed to the material items described in the “(Provision) Reversal Recorded for Prior Period Sales” column of the accounts receivable tables that appear in both the MD&A and the Notes to the Consolidated Financial Statements included in Form 10-Q for the nine months ended September 27, 2008 and Form 10-K for the twelve months ended December 31, 2008, and have attached the proposed disclosure as Appendix C and D to this letter.  The draft of the proposed disclosure utilizes the June 28, 2008 table for example purposes and we will update the disclosure for our fiscal third quarter (changes to previously provided disclosures are marked in underline to facilitate the Staff’s review).

As it relates to the impact that a loss of customer for a particular product would have on a prior period sale, although such an event clearly impacts future sales, it also potentially could impact product returns related to sales made in a prior period.  Successful attainment and retention of customers (and resultant sales volume) in the U.S. generic pharmaceutical industry is largely predicated on price (second only to ability to consistently supply quality product).  Pricing dynamics for individual products can change significantly depending on the number of competitors in the market at any given time.  Generally, a greater number of suppliers for an individual product results in a greater level of negative pricing pressure.  When new competitors enter, or existing competitors offer a better price in an effort to win volume, the Company’s customers will request price concessions from the Company.  The Company generally has two options – match the competitor’s price and offer shelf-stock adjustments on customers’ existing inventory levels in order to retain the sales volume, or reject the customer’s price concession request and risk loss of future sales volume and an increased risk of future returns for product that remains in the customer’s existing inventory levels. Our customers have a right to return product, subject to certain restrictions, and therefore customers lost due to price competition may replace existing inventory originally purchased from us with lower cost product purchased from our competitor.  This dynamic can result in facts and circumstances that occur in periods subsequent to initial sale that require updates to management’s initial estimates of accounts receivable reserves associated with product returns.  The Company addresses this in Item 1A - Risk Factors, MD&A – Critical Accounting Policies and Use of Estimates, and Notes to Consolidated Financial Statements – “Accounts Receivable” in Form 10-K for the fiscal year ended December 31, 2007.

Note 7 – Inventories, page F-23

2.

Please revise your disclosure to specify at what point with the FDA approval process (“feedback loop”) that you determine it appropriate to capitalize inventory.  We believe that it is difficult to prove probable future economic benefit prior to an explicit affirmation from the FDA that there are no remaining issues and/or contingencies related to the ANDA and your manufacturing processes.  In addition, please revise your disclosure to clarify how you determine that any material legal hurdles are not remaining prior to capitalization.

Company’s response

In our response dated July 29, 2008, the Company described its accounting policy for pre-launch inventory including analysis that supports the capitalization of pre-launch inventory in accordance with Statement of Financial Accounting Concepts No. 6.

There is no definitive point in time in the “feedback loop” that we determine it is appropriate to capitalize pre-launch inventory.  The determination to capitalize is based on the particular facts and circumstances relating to the expected FDA approval of the generic drug product being considered, and accordingly, the time frame within which the determination is made varies from product to product.  We believe that numerous factors must be considered in determining probable economic benefit including, but not limited to, the Company’s track record of successfully developing and marketing generic drugs in the market place, the ability to successfully perform and the status of bioavailability / bioequivalence studies, the relative strength of the innovator company’s patent certifications, as well as the ability to successfully manufacture commercial quantities of product.  The Company respectfully disagrees with the concept that an explicit affirmation from the FDA that no issues remain with an ANDA is a requirement in determining probable future economic benefit.  Throughout the ANDA review process, the Company has frequent communication with the FDA which provides the Company insight and information with which to assess the relative health and status of the filing.  Generally, the Company does not commit capital to build pre-launch inventory until it has reached the judgment that it is reasonably certain that all regulatory and legal hurdles for FDA approval will be cleared within a reasonable amount of time.  The Company would also like to clarify that its decision to capitalize is based upon the judgment that it is reasonably certain that remaining legal hurdles will be favorably resolved, rather than, as stated in the Comment Letter, that no material legal hurdles remain at all.

The Company also respectfully reiterates that it believes that risks and uncertainties surrounding the approval of generic pharmaceuticals typically relate to the timing of anticipated FDA approval and related product launch as opposed to not receiving FDA approval or lack of market for the product once launched (which might be the case for a branded pharmaceutical product).  We evaluate the levels of pre-launch inventory frequently.  We recognize that significant management judgment exists in reaching the decision to capitalize and each period thereafter to continue to do so.  There are instances where subsequent write-offs occur due to changes in circumstances and we believe we provide transparency and sufficient disclosure around those judgments when circumstances change.

In response to the Staff’s comments, the Company will enhance its disclosure in the Notes to Consolidated Financial Statements beginning with our Form 10-Q for the quarterly period ended September 27, 2008, by indicating what factors we consider to determine when it is appropriate to capitalize inventory.  The Company has attached our proposed revision as Appendix E, utilizing our second quarter 2008 disclosure for illustrative purposes (changes to previously provided disclosures are marked to facilitate the Staff’s review).  This language will be included in future Form 10-K and 10-Q filings in MD&A – Critical Accounting Policies and Use of Estimates and in the Notes to Consolidated Financial Statements.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or further comments, please do not hesitate to contact me at (201) 802 - 4605 or via facsimile at (201) 802 - 4108.

Sincerely,

/s/ Veronica A Lubatkin

Veronica A Lubatkin

Executive Vice President and Chief Financial Officer

Copies to:

Thomas Haughey, Esq.

Whitney J. Smith, Esq.

Appendix A

Form 10-K

Proposed Draft Disclosure

The draft of the proposed disclosure in this Appendix and in Appendix B utilizes the December 31, 2007 Risk Factors, MD&A, and Notes to Consolidated Financial Statements for example purposes (previously provided disclosures that address the pricing dynamic are marked in bold and changes to previously provided disclosures are marked in underline to facilitate the Staff’s review).

Risk Factors

In certain circumstances, the Company issues price adjustments and other sales allowances to its customers. Although the Company establishes reserves in connection with these credits, if estimates of the reserves are inadequate, it may result in adjustments to these reserves that may have a material adverse effect on the Company’s financial position and results of operations.

In the generic drug industry, when a company first introduces a generic drug, it may, under certain circumstances, be granted exclusivity by the FDA to market the product for a period of time before any other generic manufacturer may enter the market.  At the expiration of such exclusivity period, other generic manufacturers may enter the market and, as a result, the price of the drug may decline significantly (in some instances, price declines have exceeded 90%).  The Company will at its discretion provide a credit to its customers for the difference between the Company’s new price at the expiration of the exclusivity period and the price at which the Company sold the customers the product with respect to the customer’s remaining inventory.  There are circumstances under which the Company may not provide price adjustments to certain customers as a matter of business strategy, and consequently may lose future sales volume to competitors and risk a greater level of sales returns on products that remain in the customer’s existing inventory.  In addition, the Company’s reported revenues are net of estimated chargebacks (i.e., the difference between a product’s negotiated price with a given customer, such as a drug store chain, and the invoice price that the Company charges to a wholesaler that resells the product to such customer), rebates and incentives, returns, cash discounts and other sales allowances.

The Company establishes reserves for chargebacks, rebates and incentives, and other sales allowances, as well as product returns at the time of sale.  Although the Company believes its reserves are adequate as of the date of this report, it cannot provide assurances that its reserves will prove to be adequate. Increases in sales allowances may exceed what was estimated due to a variety of reasons, including unanticipated competition or an unexpected change in one or more of its contractual relationships. The Company will continue to evaluate the effects of competition and will record a price adjustment reserve if and when it deems it necessary.  Any failure to establish adequate reserves with respect to sales allowances may result in a material adverse effect on its financial position and results of operations.

Appendix B

Form 10-K and 10-Q

Proposed Draft Disclosure

Notes to Consolidated Financial Statements - Accounts Receivable and Management’s Discussion and Analysis – Critical Accounting Policies and Use of Estimates

The Company accepts returns of product according to the following criteria: (i) the product returns must be approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and (ii) the Company generally will accept returns of products from any customer and will provide the customer with a credit memo for such returns if such products are returned within six months prior to, and until 12 months following, such products’ expiration date. The Company records a provision for product returns based on historical experience, including actual rate of expired and damaged returns, average remaining shelf-lives of products sold, which generally range from 12 to 36 months, and estimated return dates.  Additionally the Company considers other factors when estimating its current period return provision, including levels of inventory in the distribution channel, significant market changes that may impact future expected returns, and actual product returns and may record additional provisions for specific returns that it believes are not covered by the historical rates.

The Company may at its discretion provide price adjustments due to various competitive factors, through shelf-stock adjustments on customers’ existing inventory levels.  There are circumstances under which the Company may not provide price adjustments to certain customers as a matter of business strategy, and consequently may lose future sales volume to competitors and risk a greater level of sales returns on products that remain in the customer’s existing inventory.

Appendix C

Form 10-Q

Proposed Draft Disclosure

The draft of the proposed disclosure in this Appendix and in Appendix D utilizes excerpts from our June 28, 2008 table for example purposes and we will update the disclosure for our fiscal third quarter (changes to previously provided disclosures are marked in underline to facilitate the Staff’s review).

Management’s Discussion and Analysis and Accounts Receivable Note

The following tables summarize the activity for the six months ended June 28, 2008 and June 30, 2007, respectively, in the accounts affected by the estimated provisions described below:

	For the six months ended June 28, 2008
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$(46,006)	$(198,996)	$(539)		$214,412	$(31,129)
Rebates and incentive programs	(42,859)	(42,513)	(1,571)	(1)	63,129	(23,814)
Returns	(47,102)	(8,323)	4,293	(2)	12,234	(38,898)
Cash discounts and other	(16,158)	(23,777)	349		28,442	(11,144)
Total	$(152,125)	$(273,609)	$2,532		$318,217	$(104,985)

Accrued liabilities	$(17,684)	$(13,966)	$(192)		$8,183	$(23,659)

(1)

The changes in accounts receivable reserves recorded for prior period sales related to rebates and incentives programs are principally comprised of the finalization of contract negotiations with a certain customer(s) that resulted in an adjustment of $(2,313) to our rebates and incentive programs for sales made to that customer in the fourth quarter of 2007.  With the exception of the foregoing factor, there were no other factors that were deemed to be material individually or in the aggregate.

(2)

The changes in accounts receivable reserves recorded for prior period sales related to returns principally comprised of the successful resolution in the six-month period ended June 28, 2008 of a customer dispute over invalid customer deductions taken in prior periods of $2,691, and an update to management’s prior period returns estimates relating to the loss of a customer for a certain generic product and branded products based on new returns information that became available during the six-month period ended June 28, 2008, of $1,602.

Appendix D

Form 10-K

Proposed Draft Disclosure

Management’s Discussion and Analysis and Accounts Receivable Note

	For the year ended December 31, 2006
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$ (102,256)	$ (339,711)	$ -		$ 390,076	$ (51,891)
Rebates and incentive programs	(50,991)	(201,993)	-		167,096	(85,888)
Returns	(32,893)	(36,609)	(7,686)	(a)	34,283	(42,905)
Cash discounts and other	(15,333)	(48,734)	-		46,029	(18,038)
Total	$ (201,473)	$ (627,047)	$ (7,686)		$ 637,484	$ (198,722)
Accrued liabilities	$ (9,040)	$ (19,528)	$ 82		$ 18,074	$ (10,412)

(a) The changes in accounts receivable reserves recorded for prior period sales related to Returns principally comprised of specific return of products triggered by the loss of customers based upon competitive pricing pressures that resulted in an adjustment to previous sales of $(6,126), and the concession of a customer dispute related to invalid deductions for returns that resulted in an adjustment to previous sales $(1,560).

Appendix E

Form 10-K and 10-Q

Proposed Draft Disclosure

Notes to Consolidated Financial Statements - Inventory

Note 7 - Inventories:

	June 28,	December 31,
	2008	2007
Raw materials and supplies	$16,445	$22,815
Work-in-process	3,838	2,630
Finished goods	31,491	59,442
	$51,774	$84,887

Inventory write-offs (inclusive of pre-launch inventories detailed below) were $1.8 million and $7.7 million for the quarters ended June 28, 2008 and June 30, 2007, respectively.   Inventory write-offs were $4.9 million and $12.3 million for the year-to-date periods ended June 28, 2008 and June 30, 2007, respectively.

The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch, when it is reasonably certain that the pre-launch inventories will be saleable, based on management's judgment of future commercial use and net realizable value.  The determination to capitalize is made once the Company (or its third party development partners) has filed an Abbreviated New Drug Application that has been acknowledged by the FDA for containing sufficient information to allow the FDA to conduct their review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared.  This determination is based on the particular facts and circumstances relating to the expected FDA approval of the generic drug product being considered, and accordingly, the time frame within which the determination is made varies from product to product.  The Company could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, or due to a denial or delay of approval by regulatory bodies, or a delay in commercialization, or other potential factors.  As of June 28, 2008, the Company had inventories related to products that were not yet available to be sold of $3.4 million.

The amounts in the table below are also included in the total inventory balances presented above.

Pre-Launch Inventories	June 28,	December 31,
	2008	2007
Raw materials and supplies	$468	$1,183
Work-in-process	110	153
Finished goods	2,832	5,086
	$3,410	$6,422

Pre-launch inventories were mainly comprised of a specific partnered product ($2.7 million at June 28, 2008 and $5.1 million at December 31, 2007), respectively.  Should the launch of the specific partnered product anticipated for 2008 be delayed, inventory write-offs may occur, as early as the third quarter of 2008, to the extent the Company is unable to recover the carrying value of such inventory.   The remaining balance in each period was comprised of several other pre-launch products for which regulatory approval has been applied for but not yet received.  None of the other pre-launch products accounted for more than 1% of the total inventory balance at June 28, 2008 and December 31, 2007, on an individual basis.  Write-offs of pre-launch inventories, net of allocation to a partner, were $1.0 million and $0.03 million for the quarters ended June 28, 2008 and June 30, 2007, respectively.   Write-offs of pre-launch inventories, net of allocation to a partner, were $2.0 million and $0.6 million for the year-to-date periods ended June 28, 2008 and June 30, 2007, respectively.